    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1998



                                                      REGISTRATION NO. 333-60531

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ARCADIA FINANCIAL LTD.

             (Exact name of registrant as specified in its charter)

          MINNESOTA                      6146                41-1664848
(State or other jurisdiction       (Primary standard      (I.R.S. Employer
     of incorporation or              industrial           Identification
        organization)             classification code           No.)
                                        number)

                          7825 WASHINGTON AVENUE SOUTH
                       MINNEAPOLIS, MINNESOTA 55439-2435
                                 (612) 942-9880

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                               JAMES D. ATKINSON
                             ARCADIA FINANCIAL LTD.
                          7825 WASHINGTON AVENUE SOUTH
                       MINNEAPOLIS, MINNESOTA 55439-2435
                                 (612) 942-9880

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                    COPY TO:

                             William B. Payne, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                             Minneapolis, MN 55402
                                 (612) 340-2600
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


    IN ACCORDANCE WITH RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE COMPANY'S REGISTRATION STATEMENT ON FORM S-1 (NO. 33-81512) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1994, AND AMENDED ON SEPTEMBER 12, 1994, SEPTEMBER 19, 1994, OCTOBER 4, 1994, MAY 4, 1995, MARCH 29, 1996, AND
AUGUST 3, 1998. THIS AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT, WHICH IS A NEW REGISTRATION STATEMENT, ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 5 TO REGISTRATION STATEMENT NO. 33-81512, WHICH SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Subject to completion, dated August 14, 1998


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   Prospectus

                                  $100,000,000
                                PRINCIPAL AMOUNT

                                     [LOGO]
       30, 60, 90 AND 180-DAY AND ONE-YEAR SUBORDINATED EXTENDIBLE NOTES ONE, TWO, THREE, FOUR, FIVE AND TEN-YEAR SUBORDINATED FIXED-TERM NOTES
                               ------------------

The Notes offered hereby are unsecured, general obligations of Arcadia Financial Ltd. (the "Company") and are subordinated to all existing and future Senior Indebtedness (as defined) of the Company (of which $434.4 million in principal amount was outstanding at June 30, 1998). All of the Company's finance income receivable is held by special purpose subsidiaries of the Company. Any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of creditors of such subsidiaries as proceeds from any such liquidation or reorganization will first be applied to satisfy obligations of such subsidiaries owing to creditors of such subsidiaries before such proceeds may be available for distribution to the Company. At June 30, 1998, the amount of the indebtedness of such subsidiaries not included in the Senior Indebtedness of the Company was approximately $29.1 million. The Notes ranked PARI PASSU in right of payment with Notes outstanding of approximately $19.7 at June 30, 1998.

The interest rates of the Notes offered by the Company are expected to change from time to time. Interest rates will be set forth in Prospectus Supplements. See "Description of Notes--Interest."

Changes in interest rates will not affect the rates on outstanding Fixed-Term Notes. Interest rates on outstanding Extendible Notes will be adjusted (upon notice to the holder) every 30, 60, 90, 180 or 365 days, depending on the series to which the Extendible Notes belongs (each such date is called a "Roll-Over Date"). On or within 10 days after any Roll-Over Date, Extendible Notes are redeemable at the election of the holder. The Company may redeem the Extendible Notes and One, Two, Three and Four Year Fixed-Term Notes at any time, in whole or in part. Five and Ten Year Fixed-Term Notes may not be redeemed by the Company at any time during the first two years. See "Description of Notes."

The Notes will be sold directly by officers and employees of the Company and, at the election of the Company, through one or more broker-dealers without a firm underwriting commitment. The minimum investment is $1,000. The Notes are being offered on a continuous basis. There is no public market for the Notes. The Company reserves the right to reject any subscription in whole or in part. See "Plan of Distribution."

The Notes offered hereby are not deposits or accounts with a bank, savings and loan association or other financial institution regulated by federal or state banking authorities and the Notes are not entitled to any of the regulatory protections applicable to deposits or accounts with such regulated financial institutions, including deposit insurance or governmental guarantees.

See "Risk Factors" beginning on page 8 hereof for a discussion of material risks relating to an investment in the Notes offered hereby.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  Underwriting
                          Price to                Commissions and         Proceeds to
                          Public                  Discount                Company
Per Note                  100%                    .25% to 5.0%(1)         (2)(3)
Total                     $100,000,000            .25% to 5.0%(1)         (2)(3)

(1) No commissions will be paid on Notes sold directly by the Company. Commissions from .25% to 5.0% may be paid by the Company to broker-dealers who are members of the National Association of Securities Dealers, Inc., who may act as nonexclusive selling agents of the Company. See "Plan of Distribution."

(2) Proceeds to the Company from Notes sold directly by the Company will be 100% of the principal amount. Proceeds to the Company on Notes sold by broker-dealers will range from 95.0% to 99.75% of the principal amount.

(3) Before deducting estimated offering expenses of $150,000 payable by the Company.

The date of this Prospectus is            , 1998.

                                     [LOGO]

    The Company purchases its consumer automobile loans through 18 regional buying centers located in 15 states, supplemented by a network of dealer development representatives which develop and maintain relationships with car dealers operating within each "hub's" immediate market area or in surrounding market areas referred to as "spokes." Credit approval and loan processing are generally performed at the "hub" or at the Company's headquarters in Minneapolis, Minnesota. The Company acts as the servicer of all loans originated and securitized by it in return for a monthly servicing fee. To perform its servicing responsibilities the Company operates a national customer service center in Minneapolis, Minnesota, and four regional collection centers located in Charlotte, North Carolina; Dallas, Texas; Denver, Colorado; and Minneapolis, Minnesota.

    "Premier" and "Classic" are proprietary trademarks of the Company.
                            ------------------------

    INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "SHOULD" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.
                            ------------------------


    ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS AND THE REGISTRATION STATEMENT TO WHICH IT RELATES TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS OR THE REGISTRATION STATEMENT TO WHICH IT RELATES. WITHOUT LIMITATION TO THE FOREGOING, ANY STATEMENTS CONTAINED HEREIN FOR OR WITH RESPECT TO PERIODS ENDING AFTER JUNE 30, 1998, SHALL BE DEEMED TO SUPERSEDE ANY STATEMENTS RELATING TO THE SAME SUBJECT MATTER CONTAINED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 1998, WHICH IS INCORPORATED BY REFERENCE HEREIN.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Available Information......................................................................................          4
Incorporation of Certain Documents by Reference............................................................          4
Prospectus Summary.........................................................................................          5
Risk Factors...............................................................................................          8
Use of Proceeds............................................................................................         17
Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends............         17
Description of Notes.......................................................................................         18
Certain Federal Income Tax Consequences....................................................................         24
Plan of Distribution.......................................................................................         25
Legal Matters..............................................................................................         26
Experts....................................................................................................         26

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Such Registration Statement, including exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 10, 1998, and amended on March 30, 1998, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed May 14, 1998, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 10, 1998, and the Company's Current Report on Form 8-K dated January 8, 1998, filed January 20, 1998, are hereby incorporated by reference.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 7825 Washington Avenue South, Minneapolis, Minnesota 55439-2435,
Attention: Secretary. Telephone requests may be directed to the office of the Secretary of the Company at (612) 942-9880.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND BY THE INFORMATION AND FINANCIAL STATEMENTS APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY. TERMS NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company purchases, securitizes and services consumer automobile loans originated primarily by car dealers affiliated with major foreign and domestic manufacturers. Loans are purchased through 18 regional buying centers located in 15 states, supplemented by a network of dealer development representatives ("DDRs") which develop and maintain relationships with car dealers operating within each "hub's" immediate market area or in surrounding market areas referred to as "spokes." Credit approval and loan processing are generally performed at the "hub" or at the Company's headquarters in Minneapolis, Minnesota. The Company acts as the servicer of all loans originated and securitized by it in return for a monthly servicing fee. To perform its servicing responsibilities the Company operates a national customer service center in Minneapolis, Minnesota, and four regional collection centers located in Charlotte, North Carolina; Dallas, Texas; Denver, Colorado; and Minneapolis, Minnesota.

    The Company purchases each loan in accordance with its underwriting procedures, which focus on a borrower's credit characteristics and collateral value. The Company's underwriting criteria do not distinguish between new and used vehicles, which represented approximately 16% and 84%, respectively, of the Company's loan purchases in 1997. The Company seeks to maximize gross interest rate spreads relative to expected net losses by maintaining a tiered pricing system based on the borrower's credit characteristics as measured by the Company's underwriting and proprietary credit scoring criteria. The Company markets its loan products to dealers under two programs, designated Premier and Classic. "Premier" and "Classic" are proprietary trademarks of the Company. Premier borrowers generally have stronger credit characteristics than those of Classic borrowers. The Company has been expanding the level of loan purchases under its Classic program primarily to increase gross interest rate spreads. In the first six months of 1998, 71% of the principal amount of loans purchased by the Company were purchased under the Classic program compared with 55% in 1997, 36% in 1996 and 17% in 1995. The Company may change its loan purchase mix at any time and from time to time. The Company considers substantially all of the loans it purchases under both the Premier and Classic programs to be in the "prime" or "non-prime" loan categories, but does not consider the loans it purchases to be in the "sub-prime" loan category.

    In accordance with prevailing industry practice, the Company pays an up-front dealer participation to the originating dealer for each loan purchased. These dealer participations vary in amount among the Company's loan products and are generally greater under the Premier program than under the Classic program.

    The Company primarily uses warehouse facilities to fund its initial purchase of loans. The Company securitizes purchased loans as asset-backed securities, generally on a quarterly or more frequent basis. In its securitizations, the Company, through a special purpose subsidiary, transfers loans to newly formed securitization trusts which issue one or more classes of asset-backed securities. The asset-backed securities are simultaneously sold to investors and the Company recognizes a gain on the sale of the loans. Each month, collections of principal and interest on the securitized loans are used by the trustee to pay the holders of the related asset-backed securities, to establish and maintain spread accounts as a source of cash to cover shortfalls in collections and to pay expenses associated with the securitizations and subsequent servicing. After such application by the trustee, amounts in excess of those necessary to satisfy requirements associated with the asset-backed securities are generally distributed to the Company, subject to its agreements with Financial Security Assurance Inc. ("FSA"). All of the Company's securitization trusts and one of the

Company's warehouse facilities are credit-enhanced through financial guaranty insurance policies, issued by FSA, which insure payments of principal and interest due on the related asset-backed securities. Asset-backed securities insured by FSA have been rated AAA by Standard & Poor's and Aaa by Moody's Investors Service, Inc.

    The Company is a Minnesota corporation, incorporated on March 8, 1990. Its principal executive offices are located at 7825 Washington Avenue South, Minneapolis, Minnesota 55439-2435, and its telephone number is (612) 942-9880.

                                  THE OFFERING

Securities Offered................  The Company is offering up to $100.0 million in principal amount of its unsecured subordinated notes
                                    (the "Notes") in minimum denominations of $1,000. The
                                    Notes include extendible notes having maturities of 30,
                                    60, 90 and 180 days and one year after the date of issue
                                    ("Extendible Notes") and fixed-term notes having
                                    maturities of one, two, three, four, five and ten years
                                    after the date of issue ("Fixed-Term Notes").

Subordination.....................  The Notes are unsecured general obligations of the
                                    Company and are subordinated in right of payment to all
                                    existing and future Senior Indebtedness (as defined in
                                    the Indenture), $434.4 million of which was outstanding
                                    at June 30, 1998. See "Description of
                                    Notes--Subordination."

Interest Rates and Payment........  Interest rates are set forth in the Prospectus
                                    Supplement accompanying this Prospectus. Interest on the
                                    Notes accrues from the date of issuance, which is deemed
                                    to be the business day on which the Company receives
                                    funds in payment for the Note purchased. On Two, Three,
                                    Four, Five and Ten Year Fixed-Term Notes, interest
                                    compounds quarterly. Interest on all other Notes is not
                                    compounded.

                                    Interest on 30, 60, 90 and 180 Day Extendible Notes will
                                    be paid at maturity only. Interest on Fixed-Term Notes
                                    and One-Year Extendible Notes will be paid, at the
                                    election of the original purchaser, monthly, quarterly,
                                    semi-annually, annually or at maturity.

                                    The interest rate of an Extendible Note may be adjusted
                                    every 30, 60, 90, 180 or 365 days (the "Roll-Over
                                    Date"), depending upon the series to which the
                                    Extendible Note belongs, unless the Extendible Note is
                                    redeemed by the holder or the Company. The interest rate
                                    of a Fixed-Term Note will not adjust prior to maturity.

Automatic Extension...............  If the Company does not redeem an Extendible Note prior to a Roll-Over Date, the Company will mail to each
                                    holder of an Extendible Note a notice on or within five
                                    days after each Roll-Over Date setting forth the current
                                    interest rate applicable to the Extendible Note. If not
                                    presented by the holder for redemption on or within 10
                                    days after such Roll-Over Date, the Extendible Note will
                                    extend automatically for a period equal to its original
                                    term. An Extendible Note is extended at the interest
                                    rate being

                                    offered on newly issued Notes of like tenor, term and
                                    denomination on its Roll-Over Date. If similar
                                    Extendible Notes are not then being offered, absent
                                    instructions from the holder selecting a Note with a
                                    term currently being offered, the maturing Extendible
                                    Note will be redeemed.

Redemption by Company.............  The Notes are redeemable at the election of the Company, in whole or part, at any time except for Five and Ten
                                    Year Fixed-Term Notes, which may not be redeemed by the
                                    Company at any time during the first two years after
                                    issuance. See "Description of Notes--Redemption by the
                                    Company."

Redemption by Holder..............  The Extendible Notes and the Fixed-Term Notes may be re-
                                    deemed prior to Roll-Over or maturity (i) by holders
                                    (other than holders of 30 and 60 day Extendible Notes)
                                    upon written request at the principal amount plus
                                    accrued interest to the redemption date less a specified
                                    interest penalty (such redemptions not to exceed $2.0
                                    million in any fiscal quarter), (ii) by the holder's
                                    estate after death, at the principal amount (not to
                                    exceed $25,000) plus accrued interest to the redemption
                                    date or (iii) as provided under "Automatic Extension".
                                    See "Description of Notes--Redemption by the Holder."

Modification, Termination or
 Extension of Offering............  The Company reserves the right to modify at any time the terms of the offering or the Notes. Any modification
                                    will apply only to Notes offered after the date of the
                                    modification, except as described under "Description of
                                    Notes." The Company reserves the right to terminate the
                                    offering at any time. From time to time, the Company may
                                    issue additional debt securities in private placements
                                    or through additional registered public offerings.

Trustee...........................  The Notes are to be issued under the terms of an
                                    Indenture dated as of July 1, 1994, as amended and
                                    restated by a First Amendment and Restatement dated as
                                    of April 28, 1995, between the Company and Norwest Bank
                                    Minnesota, National Association ("Norwest"), as further
                                    amended and supplemented by an Instrument of
                                    Resignation, Appointment and Acceptance dated as of
                                    August 13, 1998, among the Company, Norwest and Marine
                                    Midland Bank and a First Supplemental Indenture dated as
                                    of August 13, 1998 between the Company and Marine
                                    Midland Bank, as Trustee (as so restated and amended,
                                    the "Indenture").

                                  RISK FACTORS

    INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "SHOULD" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

LIQUIDITY AND ACCESS TO CAPITAL RESOURCES

    NEGATIVE OPERATING CASH FLOWS. The Company's business requires substantial cash to support the payment of dealer participations, the funding of spread accounts in connection with securitizations, the purchase of loans pending securitization, the financing of repossessed inventory and other cash requirements, in addition to debt service. To the extent that increases in the volume of loan purchases and securitizations provide income, a substantial portion of such income is received by the Company in cash over the life of the loans. The Company has operated on a negative operating cash flow basis and expects to continue to do so in the near future. The Company has historically funded these negative operating cash flows principally through borrowings from financial institutions, sales of equity securities and sales of senior and subordinated notes. The Company may require additional capital in the future to fund continued negative cash flows, although there can be no assurance that the Company will have access to the capital markets in the future or that financing will be available to satisfy the Company's operating and debt service requirements or to fund its future growth. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects, and the performance of the Company's securitization trusts. In addition, covenants with respect to the Company's debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue new classes of preferred stock.

    POTENTIAL INABILITY TO REFINANCE EXISTING INDEBTEDNESS. The Company's ability to repay its outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity through public offerings or private placements on terms reasonably satisfactory to the Company. See "--Liquidity and Access to Capital Resources--Negative Operating Cash Flows" above.

    DEPENDENCE ON WAREHOUSE FINANCING. The Company depends on warehouse facilities with financial institutions or institutional lenders to finance its purchase of loans on a short-term basis pending securitization. At June 30, 1998, the Company had $875.0 million of warehouse facilities through various financial institutions and institutional lenders, of which $821.0 million was available. One of the facilities, with a capacity of $175.0 million, was terminated by the Company in July 1998. The remaining facilities expire in October 1998 and July 1999, subject to renewal or extension at the lenders' option. There can be no assurance that such financing will continue to be available on terms reasonably satisfactory to the Company. The inability of the Company to arrange additional warehouse facilities or to extend or replace existing facilities when they expire would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's outstanding securities, including the Notes offered hereby.

    DEPENDENCE ON SECURITIZATION. The Company has relied upon its ability to aggregate and sell loans as asset-backed securities in the secondary market to generate cash proceeds for repayment of warehouse facilities and to purchase new loans from dealers. Since inception, the Company has securitized approximately $9.9 billion of automobile loans. At June 30, 1998, approximately $5.1 billion of these loans were outstanding. Accordingly, adverse changes in the Company's asset-backed securities program or in the asset-backed securities market for automobile receivables generally could materially adversely affect the Company's ability to purchase and resell loans on a timely basis and upon terms reasonably satisfactory to the Company. The Company endeavors to effect public securitizations of its loans on at least a quarterly basis. However, market and other considerations, including the conformity of loans to insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of loans beyond a quarter-end would eliminate the related gain on sale in the given quarter and adversely affect the Company's reported earnings for such quarter. All of the Company's securitizations since March 1993 and one of the Company's warehouse facilities have utilized credit enhancement in the form of financial guaranty insurance policies issued by FSA to achieve "AAA/Aaa" ratings with respect to the asset-backed securities. The Company believes that financial guaranty insurance policies reduce the costs of the securitizations and such warehouse facility relative to alternative forms of credit enhancements available to the Company. FSA is not required to insure Company-sponsored securitizations and there can be no assurance that it will continue to do so or that future Company-sponsored securitizations will be similarly rated.

LOAN PERFORMANCE RISKS

    POTENTIAL NEGATIVE EFFECTS ON FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY. The Company's business, financial condition, results of operations and liquidity depend, to a material extent, on the performance of loans purchased and sold by the Company. When such loans are sold in securitizations, the Company recognizes a gain on sale. Finance income receivable, the Company's principal asset, has been calculated using assumptions concerning future default, prepayment and net loss rates on securitized loans that are based on the Company's historical experience, externally-generated industry information, market conditions and expectations of future performance and present value discount rates that the Company believes would be requested by an unrelated purchaser of a similar stream of estimated cash flows. Management believes that the Company's estimates of excess cash flow were reasonable at the time each gain on sale of loans and related finance income receivable was recorded. However, the actual rates of default and/or prepayment and/or net loss on such loans may exceed those estimated for future valuation of the Company's finance income receivable and consequently may adversely affect anticipated future excess cash flow. The Company periodically reviews its default, prepayment and net loss assumptions in relation to current performance of the loans and market conditions, and, if necessary, adjusts the balance of finance income receivable. The Company has made two significant adjustments to its finance income receivable, one at June 30, 1998 and one at March 31, 1997, both after completing such reviews. These adjustments resulted in reductions to finance income receivable of $114.5 million and $98.0 million, respectively. The June 1998 adjustment was due to a change in accounting estimate related to expected charge off, recovery and prepayment rates. The March 1997 adjustment was the result of revisions to management's estimate of future recovery rates on the sale of repossessed inventory. The Company's business, financial condition, results of operations and liquidity could be materially adversely affected by additional adjustments in the future. No assurance can be given that loan losses and prepayments will not exceed the Company's estimates or that finance income receivable could be sold at its stated value on the balance sheet, if at all.

    POSSIBLE RESTRICTIONS ON CASH FLOW FROM SECURITIZATIONS. The Company's future liquidity and financial condition, and its ability to finance the growth of its business and to repay or refinance its indebtedness, will depend to a material extent on distributions of excess cash flow from securitization trusts. The Company's agreements with FSA provide that the Company must maintain in a spread account for each insured securitization trust specified levels of excess cash during the life of the trust. These spread accounts are initially funded out of initial deposits and/or cash flows from the related trust. Thereafter, during each month, excess cash flow due to Arcadia Receivables Finance Corp. ("ARFC") from all insured securitization trusts is first used to replenish any spread account deficiencies and is then distributed to ARFC and from ARFC to the Company. The timing and amount of distributions of excess cash from securitization trusts varies based on a number of factors, including but not limited to, loan delinquencies, defaults and net losses, the rate of turnover of repossession inventory and recovery rates, the ages of loans in the portfolio, prepayment experience and required spread account levels. A deterioration of the Company's loan delinquencies, cumulative defaults or net losses, a build-up in repossession inventory, the anticipated increase in the proportion of repossession inventory sold in the wholesale auction markets resulting from the Company's decision to discontinue its retail resale of repossession inventory, or an increase in the proportion of loans in their first and second years, would reduce excess cash available to the Company. At June 30, 1998, the Company had an aggregate of $266.7 million of restricted cash in spread accounts. There can be no assurance that in the future the Company will not experience an interruption of excess cash flow from ARFC, which could adversely affect the Company's ability to pay its obligations, including the Notes offered hereby.

    Each insured securitization trust has certain portfolio performance tests relating to levels of delinquency, defaults and net losses on the loans in such trust based in part on the relative percentage of Premier and Classic loans. Portfolio performance tests require that the loan portfolio of each insured securitization trust (i) have an average delinquency ratio not equal to or in excess of a specified percentage, (ii) have a cumulative default rate not equal to or in excess of specified percentages which vary based on the aging of the loan portfolio, and (iii) have a cumulative net loss rate not equal to or in excess of specified percentages which vary based on the aging of the loan portfolio. If any of these tests are exceeded (a "violation"), the amount required to be retained in the spread account related to such securitization trust will be increased to an amount generally equal to the greater of 10% of the outstanding balance of loans or 1% of the original balance of loans held by the securitization trust. As a consequence, a violation generally will decrease excess cash flow available from such securitization trust until loan portfolio performance has returned to the required limits for a specified period, generally three to five months, unless waived by FSA. FSA and the Company have an arrangement under which, if any insured securitization trust exceeds the specified portfolio performance tests, ARFC may, in lieu of retaining the excess cash from that securitization trust in the related spread account, pledge an equivalent amount of cash, which has the effect of preventing the violation of the portfolio performance test. Although certain trusts, primarily those that contained loans originated in 1995, have exceeded portfolio performance tests and are still in excess of such tests, this arrangement with FSA has prevented a violation, although it has reduced the amount of cash that would otherwise have been available to the Company for use if the Company had sought and received a waiver of such violation from FSA. A deterioration of the Company's delinquencies, cumulative defaults or net losses would result in one or more additional existing securitization trusts exceeding one or more of these tests in the absence of changes to the trigger levels. There can be no assurance that, in such event, waivers will be available from FSA permitting payments to ARFC.

    Upon the occurrence of certain events with respect to any series of asset-backed securities insured by FSA, including the failure to meet loan portfolio performance tests of the nature described above but at significantly higher levels, or upon a breach of the collateral coverage requirements of the FSA-insured warehouse facility (an "Insurance Agreement Event of Default"), the Company will be in default under its insurance agreement with FSA. Upon an Insurance Agreement Event of Default, unless waived by FSA, FSA may suspend distributions of cash flow from the related securitization trust and all other FSA-insured trusts (including the FSA-insured warehouse facility) until the asset-backed securities have been redeemed, capture excess cash flow from performing trusts, increase its premiums and replace the Company as servicer with respect to all FSA-insured trusts. There can be no assurance that a further deterioration of the Company's loan delinquencies, gross charge-offs and net losses would not result in an Insurance Agreement Event of Default, which could adversely affect the Company's ability to satisfy its obligations, including the Notes offered hereby. Certain of the Company's securitization trusts have exceeded such insurance agreement thresholds and continue to exceed such thresholds and the Company has obtained waivers from FSA to permit distributions of cash to ARFC. There can be no assurance that in the future, if such thresholds are exceeded, waivers will be available.

    In addition, the spread account for each securitization is cross-collateralized to the spread accounts established in connection with the Company's other securitization trusts (including the FSA-insured warehouse facility) such that excess cash flow from a performing securitization trust may be used to support negative cash flow from, or to replenish a deficient spread account in connection with, a nonperforming securitization trust, thereby further restricting excess cash flow available to ARFC. If excess cash flow from all insured securitization trusts is not sufficient to replenish all such spread accounts, no cash flow would be available to the Company from ARFC for that month. Excess cash flow has been interrupted in the past, and there can be no assurance that in the future the Company will not experience an interruption of excess cash flow from ARFC which could adversely affect the Company's ability to pay its obligations, including the Notes offered hereby. FSA also has a collateral security interest in the stock of ARFC. If FSA were to foreclose on such security interest following an event of default under an insurance agreement with respect to a securitization trust (including the FSA-insured warehouse facility), FSA could preclude payment of dividends by ARFC to the Company, thereby eliminating the Company's right to receive distributions of excess cash flow from all the FSA-insured securitization trusts. The Company's right to service the loans sold in securitizations insured by FSA is also generally subject to the discretion of FSA. Accordingly, there can be no assurance that the Company will continue as servicer for such loans and receive related servicing fees.

    Any increase in limitations on cash flow available to the Company from ARFC (including any increase in the amount of cash pledged under the arrangement with FSA), inability to obtain any necessary waivers from FSA or termination of servicing arrangements could materially adversely affect the Company's cash flow and liquidity, and, ultimately, its business, financial condition and results of operations and its outstanding securities.

    IMPACT OF PORTFOLIO GROWTH AND PRODUCT MIX. Historically, the statistical incidence of delinquencies and defaults in connection with automobile loans tends to vary over the age of the loan. For example, statistically, loans that are between six and fourteen months old have had a higher likelihood of being delinquent or defaulting than loans with similar credit characteristics that are three months old. Accordingly, to the extent that the Company's historical portfolio growth has resulted in a servicing portfolio containing disproportionately more loans originated within the prior six months, the current and historical delinquency and default rates of loans in the servicing portfolio may understate future delinquency and default rates.

    In addition, to the extent the Company offers new loan products which involve different underwriting policies, the delinquency and default rates of the Company's servicing portfolio may change. The Company has instituted a tiered pricing system and has consistently increased the amount of loans purchased under its Classic program, which involves borrowers who do not meet all of the underwriting standards in the Company's Premier program and are charged rates of interest higher than those under the Company's Premier program. The Company increased its purchase of loans under the Classic program from 17% of the principal amount of loans purchased in 1995 to 36% in 1996, 55% in 1997 and 71% in the first six months of 1998. As a result of the increases in Classic loans as a proportion of the Company's portfolio, there has been an increase in the rates of, and reserves for, delinquencies, repossessions and losses historically reported by the Company. The expansion of the Classic loan program and seasoning of the Company's existing servicing portfolio will likely continue to cause the Company's loan performance statistics to show higher delinquencies, gross charge-offs and net losses when compared with historical performance even if such loan performance statistics are consistent with the Company's reserves for loan losses.

    To estimate future delinquency, repossession and loss experience on its loans, the Company uses a combination of factors, including actual Company loan performance experience and industry experience on loans with similar credit characteristics. During the second quarter of 1998, the Company implemented refinements to its method for estimating future delinquency, repossession and loss experience, which resulted in a significant downward adjustment to finance income receivable at June 30, 1998. See "--Loan Performance Risks--Potential Negative Effects on Financial Condition, Results of Operations and Liquidity" above. However, there can be no assurance that its loans will perform under varying economic conditions in the manner currently estimated by the Company. Any increase in delinquency, repossession and loss rates related to its loans above the rates estimated by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, as well as its liquidity. In addition, certain of the Company's loan products which produce higher delinquency, repossession and loss rates than expected may continue to have an impact on the Company's overall loan performance, even after being discontinued or modified, until such loans are repaid or have defaulted. In 1996, the Company discontinued a Classic loan product directed at first-time credits and modified a Classic program for financing the sale of its repossessed inventory in retail markets, each of which had experienced higher than expected delinquency, repossession and loss rates, but the loans generated under this program have continued to impact the performance of those securitization pools containing them.

    EXTENSIONS AND AMENDMENTS. Like others in the industry, the Company gives certain obligors extensions or amendments to loan terms in certain circumstances, including when the Company believes such obligors will thereby be more likely to repay their loans, and losses on such loans can be reduced. Loans that have been extended or amended generally present substantially higher default risks than loans that have neither of these characteristics. Primarily as a result of the expansion of the Classic program (which involves higher credit risks than the Premier program), the portion of the Company's servicing portfolio which exhibits one or both of these characteristics has increased. Extensions and amendments (in the aggregate) averaged approximately 3.3% of the servicing portfolio per month in 1997, 2.7% per month in 1996 and 1.9% per month in 1995, and with seasonal peaks occurring during the Christmas holiday season. Extensions and amendments (in the aggregate) averaged approximately 3.0% per month for the first six months of 1998, compared to 3.5% per month for the first six months of 1997. The Company believes that one reason for the increase in extensions and amendments as a percentage of the servicing portfolio during 1997 was the slower rate of growth in the size of the Company's portfolio, which resulted in a higher percentage of loans of the age that are more likely to be extended or amended. Any continued slowing of growth could contribute to a further increase in such statistics. The Company considers these characteristics when establishing its loss reserves. In certain circumstances, loans that have been extended or amended have the effect of removing the related loan from delinquent status.

    POTENTIAL NEGATIVE IMPACT OF COVENANTS UNDER FINANCING
AGREEMENTS. Increases in loan delinquency and loss rates with respect to any securitization trust may result in the trust's portfolio exceeding the various pool performance levels established by FSA, thereby restricting or cutting off cash distributions from the securitization trust spread accounts to ARFC (and thus to the Company). See "--Loan Performance Risks-- Possible Restrictions On Cash Flow from Securitizations" above. In addition, such increases may cause the Company to exceed certain pool performance tests established in other agreements governing its indebtedness. If at the end of any month the Portfolio Net Loss Ratio (as defined) exceeds 6.0%, the Delinquency Ratio (as defined) exceeds 4.5%, the Net Pledged Receivable Loss Ratio for Pledged Receivables (as defined) exceeds 1.0%, or the Average Excess Spread Percentage (as defined) is less than 5.5% (which level is subject to increase if the Portfolio Net Loss Ratio is higher than 4.0%), an event of default will occur under one of the Company's outstanding warehouse facilities. The delinquency level is calculated as a percentage of outstanding principal balance of all automobile loans owned or securitized by the Company as to which a payment is more than thirty days past due. Upon the occurrence of an event of default under such warehouse facility, the lending banks under such facility would have no further obligation to extend additional credit. Furthermore, any such event of default or acceleration may trigger cross-defaults under other outstanding indebtedness of the Company and may result in the acceleration of amounts due thereunder. The increase in Classic loans, among other things, has increased the risk that the Company may trigger its Portfolio Net Loss Ratio covenants in the future.

    RESALE AND FINANCING OF REPOSSESSIONS In addition to wholesale distribution channels, the Company has regularly disposed of repossessed vehicles through retail markets, primarily retail used car consignment lots. In July 1998 the Company announced that it has decided to discontinue its retail disposition of repossessed vehicles and anticipates having eliminated this program by the end of 1998. The Company's adjustments to finance income receivable at June 30, 1998 and March 31, 1997 both included amounts related to a reduction in the estimated recovery rates on then current repossessed inventory and anticipated future inventory arising from then existing securitization transactions. During the first six months of 1998, approximately 26% of repossessed vehicles sold were liquidated through retail markets, compared with 55% in the first six months of 1997 and 46% in all of 1997.

    The Company's repossession inventory has generally increased as a percentage of its servicing portfolio due in part to the period repossessions have been held pending retail resale, which is typically a longer period of time than for wholesale auctions, and also to the increase in the rate of loan defaults and changes in the number and type of dealers used for retail repossession sales. At June 30, 1998, the Company had $28.9 million of repossessed inventory, compared to $55.3 million at December 31 1997, $64.9 million at December 31, 1996, and $17.7 million at December 31, 1995. The decrease in inventory at June 30, 1998 was primarily the result of the Company's increased use of wholesale distribution channels during 1998 and the resulting increase in inventory turnover. There can be no assurance that any further softening of used car markets or other factors will not cause the Company's recovery rate on repossessed vehicles to decline further, which could require additional adjustments to estimated recovery rates and finance income receivable.

    In connection with its retail dispositions of repossessions, the Company has offered to finance the purchase of the resold automobile by a new buyer. Delinquency, gross charge-off and net loss rates associated with loans on repossessed automobiles have historically been substantially in excess of the same statistics associated with the Company's remaining servicing portfolio.

    POTENTIAL NEGATIVE IMPACT OF INCREASE IN PERSONAL BANKRUPTCIES. Recent media reports have suggested an increase in the number of personal bankruptcy filings and during most of 1997 and the first half of 1998 the Company experienced a slight increase in the proportion of its servicing portfolio representing loans to borrowers who have filed for bankruptcy protection. A continuation or increase in such trend could contribute to greater default and net loss rates than the Company has historically experienced.

SUBSTANTIAL INDEBTEDNESS

    The issuance of Notes offered hereby will have the effect of increasing the Company's leverage. The degree to which the Company is leveraged may impair its ability to obtain additional financing in the future. In addition, the Company's debt service costs will increase as a result of the issuance of Notes, except to the extent proceeds are used to repay outstanding indebtedness. The Company is also subject to restrictive covenants under its outstanding debt securities and its other debt financing agreements, including covenants that may significantly restrict the Company's ability to incur additional indebtedness or to issued preferred stock. If the Company should require, but be unable to obtain, any cure, modification or waiver of noncompliance with these or any other covenants in the future, default could occur with respect to the relevant indebtedness and, under cross-default provisions, other indebtedness of the Company. There can be no assurance that the Company would be able to repay or refinance such obligations in such circumstances, and any such failure would have a material adverse effect on the Company's financial condition and its ability to repay the Notes offered hereby.

SUBORDINATION OF THE NOTES

    CONTRACTUAL SUBORDINATION OF THE NOTES. The payment of principal of or interest or premium on the Notes is subordinated in right of payment to all Senior Indebtedness, as defined in the Indenture. As a result, in the event of a default in payment on the Company's Senior Indebtedness, or in the event of a nonpayment default with respect to Senior Indebtedness which permits the holders thereof to accelerate the maturity of such Senior Indebtedness, or in the event of the dissolution, liquidation, winding up or reorganization of the Company, or of certain bankruptcy and insolvency-related events, the holders of the Notes would not receive payment until the holders of Senior Indebtedness were paid in full.

    STRUCTURAL SUBORDINATION. Any right of the Company to receive assets of any of its subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of creditors of such subsidiaries before such proceeds will be available for distribution to the Company. Substantially all of the Company's securitizations through June 30, 1998 provide that ARFC, a special purpose subsidiary, owns the rights to excess cash flow from such securitization trusts. Consequently, a significant portion of the Company's available cash flow is in the form of distributions from ARFC. ARFC is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make any funds available therefor, whether by dividends to the Company or otherwise. Substantially all of the Company's finance income receivable and restricted cash in spread accounts at June 30, 1998 is held by ARFC, and, in the event of liquidation of both the Company and ARFC, creditors of ARFC would have first claim to such assets before holders of the Notes. To the extent any restriction on the distribution of cash from ARFC or other subsidiaries to the Company is applicable and enforced, the Company's ability to pay interest and principal on the Notes may be impaired. See "Loan Performance Risks--Possible Restrictions on Cash Flow from Securitizations" above.

ECONOMIC CONDITIONS

    MARKET CONDITIONS. Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on automobile loans and may have an adverse effect on the Company's business, financial condition and results of operations. Such periods also may be accompanied by decreased consumer demand for automobiles, resulting in reduced demand for automobile loans and declining values of automobiles securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. The increased proportion of loans generated under the Company's Classic program has increased the Company's sensitivity to changes in economic conditions. In addition, recent reports of increases in consumer bankruptcy filings and default rates on consumer credit during a period of economic growth indicate that the impact of consumer behavior on default rates is not limited to periods of economic slowdown or recession.

    Moreover, significant increases in the inventory of used automobiles during recessionary economies may depress the prices at which repossessed automobiles may be sold or delay the timing of such sales. A continuation of the recent softening of the used car market as the result of factors including the recent start-up of superstore competition or forecasted levels of used lease vehicles that will be available in the market could have a similar effect on prices for and timing of sales of repossession inventory. There can be no assurance that the used automobile markets will be adequate for the sale of the Company's repossessed automobiles and any material deterioration of such markets could increase the Company's loan losses or reduce recoveries from the sale of repossession inventory. Any such event might have an adverse effect on loan loss levels, and on the Company's financial condition, results of operations and liquidity. In addition, the Company has channeled a portion of its repossession inventory through retail resale markets instead of wholesale markets, including the financing of such retail sales, which has had the effect of reducing the Company's loan losses while increasing repossession inventory and delaying cash flow recovered from inventory turnover. In July 1998 the Company announced that it has decided to discontinue its retail disposition of repossessed vehicles and anticipates having eliminated this program by the end of 1998.

    INTEREST RATES. The Company's profitability may be directly affected by the level of and fluctuations in interest rates, which affect the Company's gross interest rate spread. The Company monitors the interest rate environment and employs prefunding or other hedging strategies designed to mitigate the impact of changes in interest rates on its gross interest rate spread. However, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.

    LABOR MARKET CONDITIONS. The Company's ability to manage portfolio delinquency, default and loss rates is dependent on its ability to attract and retain qualified servicing and collection personnel. In recent months, low unemployment rates driven by economic growth and the continued expansion of the consumer credit markets have contributed to an increase in employee turnover rate, especially among the Company's collection personnel. Continued high turnover relative to historical levels, or an inability to attract and retain replacement personnel, could have an adverse effect on the Company's portfolio delinquency, default and net loss rates and, ultimately, its financial condition, results of operations and liquidity.

LITIGATION

    On March 4, 1997 a shareholder commenced an action against the Company and certain named directors and officers of the Company entitled Taran v. Olympic Financial Ltd. et al. in the United States District Court for the District of Minnesota. Four similar lawsuits, three of them in the United States District Court for the District of Minnesota (Frank Dibella, on behalf of himself and all others similarly situated vs. Olympic Financial Ltd. et al., Michael Diemer vs. Olympic Financial Ltd. et al. and Howard Pisnoy vs. Olympic Financial Ltd. et al.) and one in the United States District Court for the Eastern District of New York (North River Trading, LLC, and Allan Farkas, and All Others Similarly Situated vs. Olympic Financial Ltd. et al.) were filed after that time. These suits have been consolidated in one suit, In re Olympic Financial Ltd. Securities Litigation, in the United States District Court for the District of Minnesota. Plaintiffs in the consolidated action allege that during the period from July 20, 1995 through March 3, 1997 the defendants, in violation of federal securities laws, engaged in a scheme that had the effect of artificially inflating, maintaining and otherwise manipulating the value of the Company's Common Stock by, among other things, making baseless, false and misleading statements about the current state and future prospects of the Company, particularly with respect to the Classic program and the refinancing of repossessed automobiles. Plaintiffs allege that this scheme included making false and misleading statements and/or concealing material adverse facts. The consolidated action is in the preliminary stages and the parties have not begun discovery. The Company has reviewed the complaint in the consolidated action and believes that the consolidated action is without merit and intends to defend it vigorously. There can, however, be no assurance that the Company will prevail in such defense or that any order, judgment, settlement or decree arising out of this litigation will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

    The nature of the Company's business is such that it is routinely a party or subject to other items of pending or threatened litigation, including litigation involving actions against borrowers to collect amounts on loans or to repossess vehicles and litigation challenging the terms of loans purchased by the Company. Although the ultimate outcome of certain of these matters cannot be predicted, management of the Company believes, based upon information currently available and the advice of counsel, that the resolution of those various matters currently pending will not result in any material adverse effect on the Company's financial condition, results of operations or liquidity.

MANAGEMENT OF GROWTH

    The historical growth of the Company's servicing portfolio and the greater proportion of Classic loans contained in that portfolio have resulted in increased demands on the Company's personnel and systems. The Company's ability to support, manage and control growth is dependent upon, among other things, its ability to hire, train, supervise and manage its larger workforce. Furthermore, the Company's ability to manage portfolio delinquency and loss rates is dependent upon the maintenance of efficient collection and repossession procedures and adequate staffing therefor. There can be no assurance that the Company will have trained personnel and systems adequate to support its key initiatives. Since 1996 the Company has opened four regional collection centers and taken a number of initiatives to improve its servicing and collection performance. There can be no assurance that these efforts will be successful.

COMPETITION

    The business of financing automobiles is highly competitive. Existing and potential competitors include well-established financial institutions, such as banks, other automobile finance companies, small loan companies, thrifts, leasing companies and captive finance companies owned by automobile manufacturers, such as General Motors Acceptance Corporation, Chrysler Credit Corp. and Ford Motor Credit Company.

Many of these competitors have greater financial, technical and marketing resources than the Company and from time to time offer special buyer incentives in the form of below-market interest rates on certain classes of vehicles. Many of such competitors also have longstanding relationships with automobile dealers and some of such major competitors provide other forms of financing to automobile dealers, including dealer floor plan financing and leasing, which are not provided by the Company. There can be no assurance that the Company will be able to compete successfully with such competitors.

REGULATION

    The Company's business is subject to numerous federal and state consumer protection laws and regulations, which, among other things: (i) require the Company to obtain and maintain certain licenses and qualifications; (ii) limit the interest rates, fees and other charges the Company is allowed to charge;
(iii) limit or prescribe certain other terms of the Company's automobile loan contracts; (iv) require specific disclosures; and (v) define the Company's rights to repossess and sell collateral. The Company believes it is in substantial compliance with all such laws and regulations, and that such laws and regulations have had no material effect on the Company's ability to operate its business. Changes in existing laws or regulations, or in the interpretation thereof, or the promulgation of any additional laws or regulations, could have a material adverse effect on the Company's business, financial condition and results of operations and upon its outstanding securities.

NO FINANCIAL COVENANTS; ABSENCE OF SINKING FUND

    The Notes do not have the benefit of covenants imposing restrictions on the Company's ability to create Senior Indebtedness, pay dividends or make other payments. The Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring, and the Indenture does not contain covenants designed to protect holders of the Notes in the event of adverse changes in the Company's financial condition or results of operations or a highly leveraged transaction involving the Company. In addition, the Notes will not have the benefit of sinking fund payments by the Company. See "Description of the Notes."

RISK OF REDEMPTION AT THE OPTION OF THE COMPANY

    The Company, subject to requirements of Senior Indebtedness, may at any time redeem, in whole or in part, any or all of the outstanding Notes of any type selected by interest rate or maturity, except for Five and Ten Year Fixed-Term Notes, which may not be redeemed by the Company at any time during the first two years after the date of issuance. If the Company redeems less than all of the outstanding Notes selected for redemption, the Company will redeem the Notes ratably or by lot. The Notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest to the redemption date. Any such redemption may have the effect of reducing the overall return that any investor may receive on an investment in the Notes by reducing the term of the investment. In addition, no assurance can be given that an investor in the Notes will be able to reinvest the proceeds of any such redemption for the remainder of the original term of the Notes at an interest rate comparable to the rate paid on the Notes. See "Description of Notes--Redemption by the Company."

ABSENCE OF PUBLIC MARKET

    There is no existing market for the Notes and there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders will be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange.

RISK OF REPURCHASE OBLIGATIONS WITH 11 1/2% SENIOR NOTES DUE 2007

    In certain circumstances, including a change of control of the Company, certain sales of assets by the Company and certain adverse loss experiences with respect to the Company's securitization trusts, holders of the Company's outstanding 11 1/2% Senior Notes due 2007 may require the Company to repurchase all or a portion of such 11 1/2% Senior Notes. Funds used to repurchase the 11 1/2% Senior Notes would not be available to pay principal or interest on the Notes offered hereby, and there can be no assurance that the Company would have other funds available for that purpose. Moreover, there can be no assurance that the Company will have sufficient funds available to effect such repurchases and, if such funds are not sufficient, the inability of the Company to effect such repurchases could cause defaults under, and acceleration of, the 11 1/2% Senior Notes, and, under cross-default provisions, other indebtedness of the Company. There can be no assurance that the Company would be able to repay or refinance such obligations in such circumstances, and any such failure would have a material adverse effect on the Company's financial condition and its ability to repay the Notes offered hereby.

TAX TREATMENT

    In certain circumstances, cash basis taxpayers may be required to include accrued interest payable on the Notes in their ordinary gross income for federal income tax purposes for a tax year prior to the year in which the taxpayer receives the related cash payment from the Company. See "Certain Federal Income Tax Consequences--Interest Income on the Notes."

                                USE OF PROCEEDS

    Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Notes offered hereby will be added to the general funds of the Company and will be available for working capital and other general corporate purposes, including funding the growth in the volume of loan purchases and repayment of maturing obligations and redemption of outstanding indebtedness. Pending such use, the Company may temporarily invest the net proceeds in short-term investments or use them to reduce short-term indebtedness.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following are the consolidated ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods presented.

                                                                                                             SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                    -----------------------------------------------------  --------------------
                                                      1993       1994       1995       1996       1997       1997       1998
(Dollars in thousands)                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges................      1.72x      2.06x      3.75x      4.64x         --         --         --
Deficiency in earnings to fixed charges...........         --         --         --         --     67,820     86,834    108,566
Ratio of earnings to combined fixed charges and
 preferred stock dividends........................      1.57x      1.31x      3.10x      4.34x         --         --         --
Deficiency in earnings to combined fixed charges
 and preferred stock dividends....................         --         --         --         --     67,820     86,834    108,566

    For purposes of calculating the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental charges. Combined fixed charges and preferred stock dividends consist of the fixed charges described above plus the pre-tax income necessary to pay dividends on the Company's outstanding 8% Cumulative Convertible Exchangeable Preferred Stock (all of which was converted or redeemed on or before December 2, 1996).

                              DESCRIPTION OF NOTES

GENERAL


    The Notes are general unsecured obligations of the Company issued under the terms of an Indenture dated as of July 1, 1994, as amended and restated by a First Amendment and Restatement dated as of April 28, 1995, between the Company and Norwest Bank Minnesota, National Association ("Norwest"), as further amended and supplemented by an Instrument of Resignation, Appointment and Acceptance dated as of August 13, 1998, among the Company, Norwest and Marine Midland Bank, and a First Supplemental Indenture dated as of August 13, 1998 between the Company and Marine Midland Bank, as trustee (the "Trustee") (as so restated and amended, the "Indenture"). The Indenture provides that an unlimited principal amount of Notes may be issued pursuant thereto. The Notes may be issued in one or more series having various maturities, interest rates, principal amounts, redemption provisions and other features as the Company may establish. This Prospectus relates to Subordinated Extendible Notes having maturities of 30, 60, 90 and 180 days and one year after the date of issue, and Subordinated Fixed-Term Notes having maturities of one, two, three, four, five and ten years after the date of issue. There is no limitation on the respective amounts of each series of Notes that may be outstanding.


    The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Act") as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Act for a statement thereof. This summary contains a description of the provisions of the Indenture material to a purchaser of the Notes. All references to "Section" or "Article" in this section refer to the applicable Section or Article of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement and is available for inspection at the principal executive offices of the Company.

    The Notes will be issued in registered form, without coupons, in any amount of $1,000 or more. The Notes may be offered and issued in such denominations as may be designated from time to time by the Company. The Company intends initially to issue the Notes in uncertificated form. (Section 2.01.) In the past the Company has issued certain Notes in certificated form. Payment of any certificated Note requires surrender of the Note. If the Note is lost, the holder will be required to provide an affidavit of loss and a surety bond, available through the Company at a cost equal to the greater of 2% of the principal amount of the Note or $50.

    The Notes are unsecured general obligations of the Company, subordinated to all existing and future Senior Indebtedness. There is no sinking fund or other provision for payment of the Notes at maturity. Notes that mature will be paid from general funds of the Company, which may include the sale of new Notes. See "Description of Notes--Subordination."

INTEREST

    The interest rates of the Notes offered by the Company are expected to change from time to time. Interest rates will be set forth in Prospectus Supplements. The initial interest rates payable on any unsold Notes will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Note sold prior to the effective date of such change, except as described below with respect to Extendible Notes. Interest payable on the Notes accrues from the date of issuance and is calculated based on a 365-day year.

    Interest on the Two, Three, Four, Five and Ten Year Notes compounds quarterly. Interest on all other Notes is not compounded. Interest on 30, 60, 90 and 180 Day Extendible Notes will be paid at maturity only. Interest on Fixed-Term Notes and One Year Extendible Notes will be paid, at the election of the original purchaser, monthly, quarterly, semi-annually, annually, or at maturity. This election may be changed one time by the holder during the term of the Note.

    The interest rate of an Extendible Note may be adjusted every 30, 60, 90, 180 or 365 days (a Roll-Over Date), depending upon the series to which the Extendible Note belongs, unless the Extendible Note is redeemed by the holder or the Company. The interest rate of a Fixed-Term Note will not adjust prior to maturity. (Section 2.02.)

AUTOMATIC EXTENSION

    If the Company does not redeem an Extendible Note prior to a Roll-Over Date, the Company will mail to each holder of an Extendible Note a notice on or within five days after each Roll-Over Date setting forth the current interest rate applicable to the Extendible Note. If not presented by the holder for redemption on or within 10 days after such Roll-Over Date, the Note will be extended automatically for the same term, and will be deemed to have been renewed by the holder as of the Roll-Over Date. The Extendible Notes will continue to renew as described herein, absent some permitted action by either the holder or the Company. Interest will continue to accrue from the first day of such renewed term. An Extendible Note, as renewed, will continue in all its provisions, including provisions relating to payment, except that the interest rate payable during any renewed term will be the interest rate which is being offered by the Company on similar Extendible Notes as of the Roll-Over Date. If similar Extendible Notes are not then being offered, the Extendible Note will not renew, and, absent instructions from the holder selecting a Note with a term that is currently being offered, the maturing Extendible Note will be redeemed. If a holder submits a written request for redemption within ten days after its maturity date, the Company will redeem such Note, but no interest will accrue after its maturity date. Notice is deemed given when deposited in the mail. (Section 2.02.)

    The Fixed-Term Notes will not automatically extend, but will be paid at maturity. Payment of a certificated Note requires surrender of the Note. Uncertified Fixed-Term Notes will be automatically paid at maturity.

REDEMPTION BY THE COMPANY

    If permitted under the restrictions and covenants pertaining to Senior Indebtedness, the Company may elect to redeem Notes prior to maturity on at least 30 days' but not more than 60 days' notice to each holder of Notes to be redeemed at his, her or its registered address at a price of 100% of the principal amount of the Notes, plus accrued interest to the redemption date. Five and Ten Year Fixed-Term Notes may not be redeemed by the Company at any time during the first two years after the date of issuance. The Company may select for redemption of the Notes a single class, interest rate or maturity. In the event of redemption of less than all of a series or class of Notes selected for redemption by the Company, the Notes will be chosen for redemption by the Trustee as provided in the Indenture, generally pro rata or by lot. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. (Article 3).

REDEMPTION BY THE HOLDER

    Within 30 calendar days following the receipt of a 90 or 180 Day or One Year Extendible or a Fixed-Term Note accompanied by a written request for redemption by the holder, the Company shall, subject to the subordination limitations contained in the Indenture, repay the principal amount of the Note, together with interest accrued to the redemption date, less a penalty calculated according to the following formula. The penalty shall equal the higher of (a) 90 days' interest at the actual rate of interest borne by the Note, plus an amount equal to the difference, if any, between the interest actually earned on the Note from the Date of Issue to the redemption date and the interest that would have been earned on the Note for such period at an interest rate of 5% per annum, if 5% is lower than the rate borne by the Note or (b) the interest that would be earned from the date of redemption to the next Roll-Over Date or Maturity, as the case may be, calculated at a rate per annum equal to the difference between the interest rate borne by the Note and the interest rate currently being offered by the Company on Notes having like or similar terms as the Note being redeemed. The Company will not be obligated to redeem more than $2,000,000 in original principal amount of Notes in any calendar quarter at the request of holders. If more than $2,000,000 in original principal amount of Notes are presented for redemption in a calendar quarter, the Company will select, in such manner as in its sole discretion it shall deem appropriate and fair, the Notes or portions thereof to be redeemed. (Section 3.08)

    In the event of the death of a holder and upon written notice from the estate of such holder, the Company will, subject to the limitations contained in the subordination provisions of the Indenture, repay the principal amount of the Note, together with interest accrued to the redemption date, within 30 days following such notice. The Company will not be obligated to redeem more than a principal amount of $25,000 for all of the Notes of such deceased person, including any trust or other entity of which such deceased person may be a beneficiary or owner. If two or more persons are joint record holders of a Note, the election to redeem will not apply until all record holders are deceased, except that if the joint holders are husband and wife, the election may be made after the death of either spouse. The person electing such redemption must provide such evidence to the Company as it may reasonably require to establish death. The decision of the Company in respect to determining death will be conclusive and binding. (Section 3.08)

    Upon redemption of a Note and as a condition of the holder's right of redemption, the holder may be required, at the Company's request, to supply written evidence, satisfactory in form and substance to the Company and the Trustee of the discharge of the Company's obligation to the holder represented by the Note.

INTEREST ACCRUAL DATE

    Interest on the Notes accrues from the date of issuance, which is deemed to be the business day on which the Company receives funds in payment for the Notes purchased. For this purpose, the Company's business day will be deemed to be Monday through Friday, except for national bank holidays.

INTEREST WITHHOLDING

    With respect to those investors who do not provide the Company with a fully executed Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld.

ADDITIONAL INTEREST

    In addition to the interest rates payable as set forth above, the Company may make such additional payments of interest, premiums or other benefits ("Additional Interest") on such of the Notes, in such amounts, in such form, on such terms and at such times as the Company may determine from time to time. Such Additional Interest payments may be modified or discontinued at any time. For example, such Additional Interest payments may be limited to new investors, to investors purchasing Notes for IRA, SEP or Keogh accounts or to current investors increasing or renewing their investments in the Notes. Also, such Additional Interest payments may be limited to current or new investors residing in particular states or localities where the Company is authorized to sell the Notes. (Section 2.02)

SUBORDINATION


    The Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness. The Company and each Noteholder by accepting a Note agrees to the subordination and authorizes the Trustee to give it effect. Senior Indebtedness means all Indebtedness (as defined below) of the Company except (a) Indebtedness evidenced by the Notes or any extension or refunding thereof and
(b) Indebtedness that is expressly made equal in right of payment to the Notes. Senior Indebtedness includes, without limitation, Indebtedness pursuant to the following, and as the same may be amended, renewed or extended from time to time: (i) the Company's outstanding 11 1/2% Senior Notes due 2007, (ii) debt incurred pursuant to any "warehousing" facilities to finance the Company's purchase of automobile receivables in the ordinary course of business, whether such facilities are structured as loans or as sales of receivables subject to a right of repurchase and (iii) the Company's Subordinated Notes, Series 1996-A due 2001. To the extent provided in the Indenture, Senior Indebtedness must be paid before the Notes may be paid or redeemed. "Indebtedness" of any person on any date includes (i) all indebtedness for money borrowed of such person or evidenced by notes, bonds, debentures or similar evidences of indebtedness of such person, (ii) indebtedness of such person under leases which are capitalized under generally accepted accounting principles ("GAAP"), (iii) indebtedness of such person representing the deferred and unpaid purchase price of any property or business (excluding trade and service payables incurred in the ordinary course of business and constituting current liabilities), (iv) all guarantees by such person of indebtedness of others (including repurchase arrangements and financial condition or liquidity or capital maintenance arrangements), (v) all obligations of such person in respect of interest rate protection agreements and foreign currency hedging arrangements and (vi) all obligations of such person as an account party in respect of letters of credit (other than documentary letters of credit) and in respect of banker's acceptances, in the case of each of the foregoing clauses, in the principal amount that such indebtedness would be shown on a balance sheet of such person prepared as of such date in accordance with GAAP. (Article 10)

    Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, all such Senior Indebtedness must first be paid in full before any payment is made by the Company or any person acting on behalf of the Company on account of the Notes. The Company may not pay (including by redemption or otherwise) any amounts in respect of the Notes, designate or set aside any amount for such payment, or acquire any Notes for cash or property, other than capital stock of the Company, (a) if the Company is then in default in the payment of any obligation due with respect to Senior Indebtedness or (b) if a default on Senior Indebtedness occurs and is continuing that permits holders of such Senior Indebtedness to accelerate its maturity (other than a payment default) and the Company receives a notice of the default. The Company may resume payments on the Notes and may acquire them when the default is cured or waived or, in the case of a default described in clause (b) in the preceding sentence, 180 days pass after the notice is given, if the Indenture otherwise permits the payment or acquisition at that time.

    During any period in which the Company is prohibited from making any payments on the Notes (i) neither the Trustee nor any Noteholders may initiate any Insolvency Proceeding (as defined below) unless an Insolvency Proceeding has been initiated by another person or (ii) collect on or seek to enforce any judgment or otherwise receive any payment from the Company with respect to the Notes. If payments are made to Noteholders contrary to the subordination provisions of the Indenture, the Noteholders are required to pay over such amounts on demand to the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued. (Article 10)

    Upon any distribution to creditors of the Company in an Insolvency Proceeding, holders of Senior Indebtedness will be entitled to receive payment in full in cash of all obligations due in respect of Senior Indebtedness before Noteholders will be entitled to receive any payment of principal of or interest on Notes. Until the Senior Indebtedness is paid in full in cash, any distribution to which Noteholders would have been entitled will be made to holders of Senior Indebtedness.

    "Insolvency Proceeding" means any bankruptcy, liquidation, winding-up, dissolution, insolvency, general assignment (including an assignment for the benefit of creditors) or the appointment of a receiver, liquidator, custodian, trustee, sequestrator or similar official, or any similar proceeding or creditor's remedy occurring with respect to the Company or any of its subsidiaries or any substantial part of their respective assets.

MODIFICATION OF INDENTURE

    The Indenture may be modified by the Company and the Trustee at any time with the consent of the holders of not less than a majority in principal amount of Notes then outstanding, but no modification of the Indenture may be made which will affect the terms of payment or the principal or interest on any Note or which reduces the percentage of holders whose consent to modification is required, unless each affected holder gives consent. Without the consent of Noteholders, the Company and the Trustee may amend the

Indenture or the Notes to cure any ambiguity, defect or inconsistency; to comply with Section 5.01 of the Indenture in the event of a merger or sale of substantially all of the Company's assets; or to make any change that does not adversely affect the legal rights of any Noteholder. (Article 9) Article 10 of the Indenture, which contains provisions subordinating the right of Noteholders to Senior Indebtedness, may not be amended or modified without the consent of the holders of Senior Indebtedness as may be required in any documentation governing such Senior Indebtedness. (Section 10.14)

PLACE, METHOD AND TIME OF PAYMENT

    Principal and interest upon the Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose on the applicable payment date; provided, however, that payments may be made at the option of the Company by check or draft mailed on the applicable payment date or, in the event of maturity, the business day following the date of maturity, to the person entitled thereto at his, her or its address appearing in the register which the Company maintains for that purpose. Any payment of principal or interest that is due on a non-business day will be payable by the Company on the next business day immediately following such non-business day. (Sections
2.02 and 11.07)

EVENTS OF DEFAULT AND REMEDIES

    An "Event of Default" with respect to the Notes occurs if: (a) the Company fails to pay all or any part of interest on any Note when the same becomes due and payable and such failure continues for a period of 30 days; (b) the Company fails to pay all or any part of the principal of any Note when the same becomes due and payable at maturity, whether upon redemption or otherwise; (c) the Company fails to comply with any of its other agreements or covenants in, or provisions of, the Notes or the Indenture and the default continues for the period and after the notice specified below; (d) the Company pursuant to or within the meaning of any bankruptcy law: (1) commences a voluntary proceeding under any such bankruptcy law, (2) consents to the entry of an order for relief against it in an involuntary bankruptcy proceeding, (3) consents to the appointment of a custodian of it or for all or substantially all of its property, (4) makes a general assignment for the benefit of its creditors, or
(5) generally is unable to pay its debts as the same become due; (e) a court of competent jurisdiction enters an order or decree under any bankruptcy law that:
(1) is for relief against the Company in an involuntary bankruptcy proceeding,
(2) appoints a custodian of the Company or for all or substantially all of its property, or (3) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days; or (f) the maturity of any Senior Indebtedness in an aggregate amount exceeding $5,000,000 is accelerated under the terms of the instrument under which such Senior Indebtedness is outstanding, if such acceleration is not rescinded within 30 days after written notice. (Article 6)

    A default under clause (c) of the preceding paragraph is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes notify the Company of the default and the Company does not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Noteholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company must furnish an annual compliance certificate to the Trustee.

    If an Event of Default occurs and is continuing, and subject to the limitation on exercising remedies contained in the subordination provisions of the Indenture, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the then outstanding Notes by notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Notes to be due and payable. Upon such declaration the principal and interest owing on the then outstanding Notes will be due and payable immediately. The holders of a majority in principal amount of the then outstanding Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. The holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Noteholders, or would involve the Trustee in personal liability. A Noteholder may pursue a remedy with respect to the Indenture or the Notes only if: (a) the holder gives to the Trustee notice of a continuing Event of Default;
(b) the holders of at least 25% in principal amount of the then outstanding Notes make a request to the Trustee to pursue the remedy; (c) such holder or holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; (d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (e) during such 60-day period the holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request. A Noteholder may not use the Indenture to prejudice the rights of another Noteholder or to obtain a preference or priority over another Noteholder.

CERTAIN COVENANTS

    The Company has undertaken certain covenants under the Indenture, including a covenant to pay the principal of and interest on the Notes in accordance with their terms. (Section 4.01) In addition, it will not consolidate or merge with or into any other corporation, unless the other corporation expressly assumes the obligations of the Company under the Indenture. The Indenture contains no covenants or other provisions to afford protection to Noteholders in the event of a highly leveraged transaction or a change in the control of the Company. (Article 5)

EXCHANGES

    The Company, in its discretion, may offer or accept outstanding Notes in exchange for other Notes issued under the Indenture.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Indenture. The Company or other registrar under the Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption, beginning at the opening of business 15 days before the day notice of redemption is mailed by the Company. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before the Roll-Over Date of an Extendible Note or the maturity of a Fixed-Term Note. (Section 2.07)

CONCERNING THE TRUSTEE

    In case an Event of Default occurs, and is continuing, the Trustee is required to exercise its rights and powers under the Indenture, including its right to accelerate the Notes or pursue other remedies to collect principal and interest. In exercising such rights and powers, the Trustee is required to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The holders of a majority in principal amount of the then outstanding Notes issued under the Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they have offered the Trustee security and indemnity satisfactory to it.

    The Indenture contains certain limitations on the right of the Trustee, if it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest and if the Notes are in default, it must eliminate such conflict or resign. The Trustee may resign or be removed, effective upon the appointment of a successor trustee. (Article 7)

SATISFACTION AND DISCHARGE OF INDENTURE

    The Indenture may be discharged upon the payment of all Notes outstanding thereunder or upon deposit in trust of funds sufficient therefor, plus compliance with certain formal procedures. (Article 8)

REPORTS

    The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Noteholder upon oral or written request.

SERVICE CHARGES

    The Company reserves the right to assess service charges for services such as changing the registration of any Note when such change is occasioned by a change in name of the holder or a transfer (whether by operation of law or otherwise) of a Note by the holder to another person.

VARIATIONS IN TERMS AND CONDITIONS

    The Company may elect to offer only certain of the series of Notes described in this Prospectus, depending on the Company's financial requirements and market conditions. The Company reserves the right from time to time to offer securities different from the Notes and to vary the terms and conditions of the offering depending upon various factors, including the state or locality where the purchaser resides, the purchaser's tenure as an investor with the Company, whether an investor is increasing or renewing his or her investment in the Company's securities, or purchasing Notes for an IRA, SEP or Keogh account. In addition, the Company may vary certain terms and conditions of the Notes for its employees and the employees of its subsidiaries.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain federal income tax consequences relating to the purchase, ownership and disposition of the Notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and judicial or ruling authority, all of which are subject to change, which change may be retroactive. The discussion assumes that the Notes are held as capital assets and does not purport to deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors should consult their own tax advisors to determine the federal, state, local and any other tax consequences of the purchase, ownership and disposition of the Notes.

INTEREST INCOME ON THE NOTES

    A cash basis holder of a 30, 60, 90 or 180 Day Extendible Note generally will be required to include interest on the Note in ordinary gross income on each Roll-Over Date, even though interest on such Note may be paid only at redemption. A cash basis holder of a One Year Extendible Note or a Fixed Term Note generally will be required to include interest on the Note in ordinary gross income on a daily basis, even though interest on such Notes may be paid less frequently. As a result, a cash basis holder of a Note may have taxable interest income with respect to a Note before any cash payment is received with respect to such Note. An accrual basis holder of a Note will be required to include interest on the Note in ordinary gross income as it accrues without regard to when such interest is paid.

SALE, EXCHANGE OR RETIREMENT

    Upon the sale, exchange or retirement of a Note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the holder's adjusted tax basis in the Note. The adjusted tax basis of a Note to a particular holder generally will equal the holder's cost for the Note, increased by any accrued but unpaid interest previously included by such Holder in income with respect to the Note and decreased by principal payments previously received by such Holder with respect to the Note. Any such gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the Note had been held for more or less than 12 months.

FOREIGN HOLDERS

    Generally, interest paid to a holder of a Note who is a nonresident alien individual or a foreign corporation and who does not hold the Note in connection with a United States trade or business will be treated as "portfolio interest" and therefore will be exempt from the 30% withholding tax. Such a holder will be entitled to receive interest payments on the Notes free of United States federal income tax provided that such holder periodically provides the Company with a statement certifying under penalty of perjury that such holder is not a United States person and providing the name and address of such holder. Such a holder will not be subject to federal income tax on gain from the disposition of a Note unless the holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met.

REPORTING AND BACKUP WITHHOLDING

    The Company will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements such information as may be required with respect to interest on the Notes. Under certain circumstances, a holder of a Note may be subject to "backup withholding" at a 31% rate. Backup withholding may apply to a holder who is a United States person if the holder, among other circumstances, fails to furnish his Social Security number or other taxpayer identification number to the Company. Backup withholding may apply, under certain circumstances, to a holder of a Note who is a foreign person if the holder fails to provide the Company with the statement necessary to establish the exemption from federal income and withholding tax on interest on the Note. Backup withholding, however, does not apply to payments on a Note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain foreign persons.

                              PLAN OF DISTRIBUTION

    The Notes are being offered on a continuous basis. The Notes will be sold directly by officers and other employees of the Company, without an underwriter or selling agent. The Company may elect to sell Notes through one or more registered broker-dealers ("Brokers") who will act as selling agents for the Company without a firm underwriting commitment. In no event will the terms and conditions of Notes sold directly to the public by the Company differ from Notes sold by a Broker.

    From time to time, the Company may limit the volume of Notes or series of Notes sold. The Company may vary the terms and conditions of the offering by state, locality or as otherwise described under "Description of Notes--Variations in Terms and Conditions." Further, the Company may offer different securities at different times depending on such factors as the Company's liquidity requirements, the interest rate environment and other economic conditions.

    The Company intends to enter into non-exclusive selling agreements (the "Agreements") with any Brokers who act as selling agents for Notes. Pursuant to the terms of the Agreements, Brokers will sell Notes to the public and will be paid commissions by the Company. Commissions will range from .25% to 5.0% of the principal amount of Notes sold. The commission rate will vary according to the principal amount and term of the Notes. An Agreement may be terminated immediately upon written notice by either the Company or a Broker. The Company will agree to indemnify the Brokers for losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     4.1   First Amendement and Restatement dated as of April 28, 1995, to Indenture dated as of July 1, 1994, between the Registrant and Norwest Bank Minnesota, National
            Association, as Trustee (incorporated by reference to Exhibit 4.8.1 to
            Post-Effective Amendment No. 2, filed May 4, 1995, to the Registrant's Registration
            Statement on Form S-1, File No. 33-81512).

     4.2   Instrument of Resignation, Appointment and Acceptance dated as of August 13, 1998, among the Registrant, Norwest Bank Minnesota, National Association, and Marine
            Midland Bank (filed herewith).

     4.3   First Supplemental Indenture dated as of August 13, 1998, between the Registrant and
            Marine Midland Bank, as Trustee, to Indenture dated as of July 1, 1994, as amended and restated by that First Amendment and Restatement thereto dated as of April 28,
            1995 (filed herewith).

     5.1   Opinion and consent of Dorsey & Whitney LLP (filed herewith).

    12.1   Computation of Ratio of Earnings to Fixed Charges (previously filed).

    12.2   Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
            (previously filed).

    23.1   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

    23.2   Consent of Ernst & Young LLP (filed herewith).

    24.1   Power of Attorney (previously filed).

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on August 13, 1998.


                                ARCADIA FINANCIAL LTD.

                                By           /s/ RICHARD A. GREENAWALT
                                     -----------------------------------------
                                               Richard A. Greenawalt
                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated.



                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  -------------------------------------  ------------------

              /s/ RICHARD A. GREENAWALT                 Chief Executive Officer,
     -------------------------------------------          President and Director               August 13, 1998
                Richard A. Greenawalt                     (Principal Executive Officer)

                  /s/ JOHN A. WITHAM                    Executive Vice President and Chief
     -------------------------------------------          Financial Officer                    August 13, 1998
                    John A. Witham                        (Principal Financial Officer)

                                                        Senior Vice President, Corporate
                /s/ BRIAN S. ANDERSON                     Controller and Assistant
     -------------------------------------------          Secretary (Principal Accounting      August 13, 1998
                  Brian S. Anderson                       Officer)

                          *
     -------------------------------------------        Chairman of the Board and Director
                    Warren Kantor*

                          *
     -------------------------------------------        Director
                  Scott H. Anderson*

                          *
     -------------------------------------------        Director
                  Robert J. Cresci*

                          *
     -------------------------------------------        Director
                   James L. Davis*

                          *
     -------------------------------------------        Director
                 Robert A. Marshall*



*By      /s/ JOHN A. WITHAM      Attorney-in-Fact              August 13, 1998
      -------------------------

                                 EXHIBIT INDEX


 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
    4.1    First Amendement and Restatement dated as of April 28, 1995, to Indenture dated as of July 1, 1994, between the Registrant and Norwest Bank Minnesota, National Association, as Trustee (incorporated by reference to Exhibit 4.8.1 to Post-Effective Amendment No. 2, filed May 4, 1995, to the Registrant's
            Registration Statement on Form S-1, File No. 33-81512).

    4.2    Instrument of Resignation, Appointment and Acceptance dated as of August 13, 1998, among the Registrant,
            Norwest Bank Minnesota, National Association, and Marine Midland Bank (filed herewith).

    4.3    First Supplemental Indenture dated as of August 13, 1998, between the Registrant and Marine Midland
            Bank, as Trustee, to Indenture dated as of July 1, 1994, as amended and restated by that First
            Amendment and Restatement thereto dated as of April 28, 1995 (filed herewith).

    5.1    Opinion and consent of Dorsey & Whitney LLP (filed herewith).

   12.1    Computation of Ratio of Earnings to Fixed Charges (previously filed).

   12.2    Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (previously filed).

   23.1    Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

   23.2    Consent of Ernst & Young LLP (filed herewith).

   24.1    Power of Attorney (previously filed).